REPORT TO SHAREHOLDERS	MARCH 20, 2017

Nevsun’s past year was transformational. We executed an opportunistic acquisition on one of the best copper-gold assets in the world that now provides the Company a quality platform for growth in shareholder value. It was a very successful transaction whose value will become even more apparent later this year when we plan to deliver a maiden mineral reserve as part of a pre-feasibility study on the principal upper zone deposit at Timok.  In the past year, we have accomplished our key strategic objective to diversify our asset base. We have more recently also taken the prudent decision to reduce our quarterly dividend in favour of capital allocation to the development of our newly acquired world class Timok Project.  Our broad strategy and goals for the future are very straight forward and have been well communicated to the market.  This strategy was developed by management with approval by the Board of Directors in the past year:

  First, we plan to maximize the value of our two main assets – Timok in Serbia and Bisha in Eritrea. We plan to convert Timok’s resources to reserves in the near term and then develop Timok into a world class mine. We also plan to continue to deliver on the full potential of Bisha.
  Second, we will continue to position our people, our practices and organization for success. This is about doing the right things, with the right people. We will maintain our social license to operate.
  Third, we will proactively and openly engage with, and share benefits with our many stakeholders.
  Fourth, we will further strengthen asset and regional diversification over the next five years.

The economic growth generated by our business in both Eritrea and Serbia results in significant benefit to both countries and their people through direct and indirect employment, training and wealth creation. We are a force for good in the countries we operate.

The Company has in the past year demonstrated, once again, its ability to deliver results. We were able to generate US$45 million after tax cash from operations from the Bisha mine. The Company’s balance sheet is very strong, with approximately US$200 million in cash and no debt. We are focused on achieving financial results.

Our success in 2016 can be attributed to the efforts of our many stakeholders – our employees, contractors, suppliers and very importantly, the communities in which we operate:  the State of Eritrea, our partner in the Bisha Mine, and the State of Serbia, a very supportive government for the development of Timok.

Performance Outlook for 2017:

• We plan to maintain our top quartile safety performance.

• At Timok:	We plan to deliver a pre-feasibility study in September 2017, with an initial reserve.
We plan to obtain necessary permits and begin decline development in Q4 2017.
We plan to rapidly advance the overall project to production in 2021.

• At Bisha:	We expect to produce 200 to 230 million pounds of zinc.
We expect to produce 10 to 20 million pounds of copper.
We expect to monetize 10,000 gold equivalent ounces from stockpiles.

• Exploration:	We plan to complete 130,000 metres of exploration and development drilling.
We plan to update the Bisha resource and reserve estimate.

We have proven our ability in the past six years to establish very successful mining operations at Bisha and look forward to expanding on this success in 2017. We also very much look forward to progressing the Timok deposit over the course of the next year.

On behalf of Nevsun and the Board of Directors, I would like to thank you for your commitment to the growth and future prosperity of the Company.

NEVSUN RESOURCES LTD.

“Clifford T. Davis”

Clifford T. Davis
President and Chief Executive Officer